Corporate Asset Backed Corporation

68 South Service Road, Suite 120

Melville, New York 11747

March 28, 2018

Via EDGAR

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

This notice is being made as a result of the undersigned’s affiliation with another Exchange Act filer. Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Corporate Asset Backed Corporation, as depositor, on behalf of CABCO Series 2004-101 Trust (Goldman Sachs Capital 1) (the “Company”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the Securities Exchange Commission on March 28, 2018.

The disclosure therein does not relate to any activities conducted by the undersigned.

Respectfully submitted,

Corporate Asset Backed Corporation, on behalf of CABCO Series 2004-101 Trust (Goldman Sachs Capital 1)

By:

/s/ Lee Thompson

Lee Thompson Vice President